The Stephan Co.
1850 W. McNab Road
Fort Lauderdale, FL 33309
(954) 971-0600

January 29, 2008

Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	The Stephan Co.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Filed Apri1 18, 2007 and November 19, 2007
File No. 1-4436

Dear Mr. Thompson:

Thank you for your letter of January 16, 2008 to Mr. Frank F. Ferola concerning Note 8. Income Taxes, page F-19 and Form 10-QSB for the Fiscal Quarter Ended September 30, 2007.

We have re-evaluated the composition of the provision for income taxes in our report on Form 10-K for 2006 and believe that the provision is proper.

As you requested, we are enclosing a new Effective Income Tax Rate Reconciliation for calendar year 2006.

The rate reconciliation in the 10-K for the year ended December 31, 2006 and the revised rate reconciliation that we sent to you previously were incorrect. Our new rate reconciliation that accompanies this letter excludes the timing differences that were included in our previous revised rate reconciliation.

We believe that this new rate reconciliation is correct and should have been reflected in our 10-K for 2006.

Note 8. Income Taxes, page F-19

You have requested (1) clarification of what the deferred tax expense credit represents, (2) how the amount was computed, and (3) why this item affects your total income tax provision and effective income tax rate.

Clarification of what the deferred tax expense credit represents:

The credit represents a current year adjustment to the 2005 deferred tax liability account adjusting for variances with our 2005 income tax return. The adjustments were reflected in our 2006 deferred tax provision (benefit).

How the amount was computed:

The above adjustments were determined as follows:

Description	Amount	Tax
Reduction of future cumulative tax amortization of intangible assets due to correction of cost basis (Decrease deferred tax liability)	$3,350,036	$1,260,619
Other adjustments (Increase deferred tax liability)	(266,365)	(100,233)
Decrease in deferred tax liability, net	$3,083,671	$1,160,386

Why this item affects your total income tax provision and effective income tax rate:

In accordance with Paragraph 17 of SFAS No. 109, we analyze our cumulative timing differences at year-end utilizing the liability method.

In 2006 we had three principal components of Deferred Income Taxes which have been summarized in journal entry format below:

1.	dr. Deferred Tax Liability	$1,160,386
	cr. Deferred Tax Expense		$1,160,386
	(See above.)

2.	dr. Deferred Tax Asset	$2,157,115
	cr. Deferred Tax Expense		$2,157,115

	(2006 timing differences x Federal/State rates.)

3.	dr. Deferred Tax Expense	$1,239,989
	cr. Valuation Allowance		$1,239,989

	(Reserve for portion of 2006 Deferred Tax Asset not probable of realization.)

The summary of the Deferred Tax Expense entries above is ($2,077,512). Various other items totaled ($51,975). The total provision for income taxes was ($2,129,487).

The effective income tax rate was ($2,129,487)/($5,731,172), or 37.2%, as show on the schedule you requested.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007.

You asked why we did not file Form 8-K concerning the restatement disclosures we made in our Form 10-QSB for the third quarter of 2007.

We were advised by outside legal counsel that the information filed in our Form 10-QSB for the Third Quarter of 2007 would satisfy the filing requirements of Form 8-K concerning the restatements of our Forms 10-QSB for the Quarters Ended March 31, and June 30, 2007. Further disclosures of the restatements were made in our filings on Form 10-QSB/A for the Quarter Ended March 31, 2007 and for the Quarter Ended June 30, 2007. Both reports were filed on January 15, 2008. Shortly thereafter news of the Company’s restatements was posted on the Dow Jones broad tape.

We understand that we are responsible for the adequacy and accuracy of the disclosure in our filings. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert C. Spindler

Robert C. Spindler
Chief Financial Officer

cc: Frank F. Ferola

THE STEPHAN CO.
TAX RATE RECONCILIATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2006

Description	2006	2005	2004

Statutory amount computed on pretax income or loss	-34.0%	-34.0%	-34.0%

State income taxes, net of federal tax benefit	-3.6%	-3.5%	0.8%
	-37.6%	-37.5%	-33.2%
Permanent differences:
Goodwill impairment	0.0%	0.0%	30.8%
Goodwill/trademark amortization	0.0%	1.3%	0.2%
Compensation limitation	0.0%	0.0%	8.1%
Privatization costs	0.0%	0.0%	2.7%
Tax exempt interest	0.0%	-2.4%	-1.0%
Other	0.4%	9.3%	-0.6%
Total effective income tax rate	-37.2%	-29.3%	7.0%